# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BridgeBio Oncology Therapeutics, Inc., CIK 0001869105
CUSIP: 107924102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 256 E. GRAND AVENUE, SUITE 104, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 09/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002013681

## Reporting persons
- BC Global Opportunities IX LP: type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,365,747; sole dispositive power 0; shared dispositive power 4,365,747; aggregate amount beneficially owned 4,365,747 (5.5% of the class)
- BC General Partner, LP: type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,365,747; sole dispositive power 0; shared dispositive power 4,365,747; aggregate amount beneficially owned 4,365,747 (5.5% of the class)
  Comment: Comprise of shares of Common Stock held by BC Global Opportunities IX LP, of which BC General Partner, LP is the general partner.
- BC Capital Management Limited: type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,365,747; sole dispositive power 0; shared dispositive power 4,365,747; aggregate amount beneficially owned 4,365,747 (5.5% of the class)
  Comment: Comprised of shares of Common Stock held by BC General Partner, LP, of which BC Capital Management Limited is the general partner.
- Tan Kuangming: type of reporting person: individual (IN); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 4,365,747; sole dispositive power 0; shared dispositive power 4,365,747; aggregate amount beneficially owned 4,365,747 (5.5% of the class)
  Comment: Comprised of shares of Common Stock held by BC Global Opportunities IX LP.

## Item 1. Issuer
Name of issuer: BridgeBio Oncology Therapeutics, Inc.
Address of issuer's principal executive offices: 256 E. GRAND AVENUE, SUITE 104, SOUTH SAN FRANCISCO, CALIFORNIA, 94080

## Item 2. Person Filing
Name of person filing: BC Global Opportunities IX LP, BC General Partner, LP, BC Capital Management Limited, Tan Kuangming
Address of principal business office or, if none, residence:
BC Global Opportunities IX LP, BC General Partner, LP, BC Capital Management Limited, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay Il, Road Town, Tortola, VG1110, British Virgin Islands

Tan Kuangming
Room 1202-07, 12/F, Nan Fung Tower,
No. 88 Connaught Road Central,
Central, Hong Kong
Citizenship:
C Global Opportunities IX LP, BC General Partner, LP, BC Capital Management Limited, Citizenship: British Virgin Islands

Tan Kuangming, Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
BC Global Opportunities IX LP - 4,365,747 shares
BC General Partner, LP - 4,365,747 shares
BC Capital Management Limited - 4,365,747 shares
Tan Kuangming - 4,365,747 shares
Percent of class:
BC Global Opportunities IX LP - 5.51%
BC General Partner, LP - 5.51%
BC Capital Management Limited - 5.51%
Tan Kuangming - 5.51%
Sole power to vote or to direct the vote: All Reporting Persons - 0
Shared power to vote or to direct the vote:
BC Global Opportunities IX LP - 4,365,747
BC General Partner, LP - 4,365,747
BC Capital Management Limited - 4,365,747
Tan Kuangming - 4,365,747
Sole power to dispose or to direct the disposition: All Reporting Persons - 0
Shared power to dispose or to direct the disposition:
BC Global Opportunities IX LP - 4,365,747
BC General Partner, LP - 4,365,747
BC Capital Management Limited - 4,365,747
Tan Kuangming - 4,365,747

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BC Global Opportunities IX LP: Freeman Szeto, Operation Manager (09/04/2025)
- BC General Partner, LP: Freeman Szeto, Operation Manager (09/04/2025)
- BC Capital Management Limited: Freeman Szeto, Operation Manager (09/04/2025)
- Tan Kuangming: Tan Kuangming, Director (09/04/2025)